UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-75369

PPL TRANSITION BOND COMPANY, LLC
(Exact name of registrant as specified in its charter)

Two North Ninth Street, GENGA2E, Allentown, PA 18101-1179, Tel: (610) 774-7934
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Transition Bonds, Series 1999-1 6.83% due 2007 (Class A-5) 6.96% due 2007 (Class A-6) 7.05% due 2009 (Class A-7) 7.15% due 2009 (Class A-8)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii)[ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii)[ ]	Rule 12h-3(b)(1)(i) [X] Rule 12h-3(b)(1)(ii)[ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii)[ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 66

Pursuant to the requirements of the Securities Exchange Act of 1934, PPL Transition Bond Company,
LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2004	By:	/s/ James S. Pennington Name: James S. Pennington Title: Manager